Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (847) 948-3948
Robert L. Parkinson, Jr.
Chairman and Chief Executive Officer
Baxter International Inc.
One Baxter Parkway
Deerfield, Illinois 60015

Re: **Baxter International Inc.**
      Definitive 14A
      Filed March 20, 2007
      File No. 001-04448

Dear Parkinson:

       We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

       In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

       If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

1. Your disclosure does not appear to fully respond to the requirements of Item 402(b) of Regulation S-K. We would expect to see a more detailed discussion and more thorough analysis of each element of compensation. Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide appropriate information pursuant to the item requirement. Furthermore, Item 402(b)(2) of Regulation S-K sets forth examples of material information that could be appropriate for discussion in compensation discussion and analysis yet it is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in this disclosure guideline. For example, given that your annual incentive and long-term equity elements of your compensation program are based on the achievement of the targeted financial metrics described, we would expect to see disclosure addressing your policies and decisions regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Please give appropriate consideration to how the items set forth in paragraph (b)(2) of Item 402 are applicable to your executive compensation program.

2. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note significant disparities in Mr. Parkinson's salary, the amounts awarded to him under MICP, and option award made on March 14, 2006. Please revise your disclosure to explain in reasonably complete detail the reasons for these differences.

Benchmarking, page 11

3. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Please refer to Item 402(b)(2)(xiv) of Regulation S-K. Please discuss where actual payments fall within targeted parameters and to the extent actual compensation was outside a targeted percentile range, please explain why.

Use of Compensation Consultant, page 11

4. Describe in greater detail the involvement of compensation consultants and their interaction with the compensation committee. Please address the nature and scope of the consultants' assignment, including their role in determining and recommending compensation, their specific contributions and findings with respect to your pay practices and amounts, and any other material elements of the consultant's functions. Please refer to Item 407(e)(3)(iii) of Regulation S-K. General disclosure, such as that appearing on page 11, that Mr. Paulin "generally" provides advice and counsel to the

Committee as compensation issues arise and that he determines the competitiveness of Baxter's compensation structure does not provide sufficient insight into the activities conducted by the consultant.

Tally Sheets, page 11

5. Please provide disclosure addressing the committee's analysis of the information contained in the tally sheets and how the evaluation of this information resulted in specific awards for the fiscal year for which compensation is being reported or modifications to the manner in which your compensation program is implemented. Please address how each element of compensations fits within your overall compensation objectives and how the amounts paid under each element affect decisions regarding the amounts paid or awarded under the other elements of your compensation program. Please ensure that the disclosure you provide under paragraph (b)(1) of Item 402 of Regulation S-K explains and places in context how and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. Please refer to Item 402(b)(1)(vi) of Regulation S-K.

Equity Grant Practices, page 12

6. It does not appear as though you have addressed the timing of equity awards as it relates to release of material non-public information. Please refer to Section II.A Release 33-8732A, which discusses the concepts you should consider when drafting disclosure relating to option timing. Please give adequate consideration to the elements and questions set forth in this section of the Release when drafting the appropriate corresponding disclosure.

Elements of Executive Compensation, page 12

7. You have not disclosed the terms of the necessary performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007. Please disclose such performance objectives and explain how your incentive awards are specifically structured around such performance goals. Please refer to Item 402(b)(2)(v) and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v).

8. To the extent you believe that disclosure of performance targets is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for your conclusion as to competitive harm. To the extent that it is appropriate to omit specific targets or performance objectives, please provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to

Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. To the extent incentive amounts were determined based upon a historical review of the predictability of your performance objectives, we would expect to see appropriate disclosure that addresses the relationship between historical and future achievement.

9. You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the compensation committee. Please provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

10. Please provide additional analysis about how you determine the amount of compensation you will pay under the Management Incentive Compensation Plan and the Long-Term Incentive Plan. We would expect to see a more focused discussion that sets forth the amount of compensation awarded under these plans and provides substantive analysis and insight into how the committee determined the specific payout amounts. Provide a complete analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plans. Please ensure that the disclosure you provide under paragraph (b) of Item 402 of Regulation S-K contains appropriate analysis of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officers' compensation package and that you describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Please refer to Item 402(b)(1)(v) of Regulation S-K.

11. You indicate that the compensation committee adjusted cash bonuses and long-term incentive bonuses for 2006. Please identify all particular exercises of discretion and state whether they applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K. In addition, please disclose the guidelines the committee follows in exercising its discretion to award compensation absent attainment of the relevant performance goal(s) or to increase or reduce the size of any award or payout.

Long-Term Incentives, page 13

12. You provide disclosure relating to "Total Shareholder Return multiplier" applied by the compensation committee in determining bonus awards. Without further insight into what the multiplier means, how it is determined, and how it impacts bonus awards, your disclosure may not be understood by the average investor. Please present this type of information and the concept behind bonus multipliers in a manner that provides specific context to the relevant compensation award.

Retirement and Other Benefits, page 14

13. You provide disclosure relating to the various post-employment termination benefits on page 19 and pages 24-25. Please revise your disclosure to describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements. Please refer to paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Director Compensation Table, page 26

14. Please include a reference to the assumptions in your financial statements, footnotes to financial statements or management's discussion and analysis related to the stock awards. Please refer to Instructions to Item 402(k) of Regulation S-K.

Certain Relationships and Related Transactions, page 29

15. Provide the information required by Item 404(b). For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel